Exhibit 99.8

Form of Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(in crore, except equity share and per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Revenues	14,354	13,411	12,770	53,319
Cost of sales	9,123	8,174	8,046	32,883
Gross profit	5,231	5,237	4,724	20,436
Selling and marketing expenses	820	736	666	2,941
Administrative expenses	964	1,052	847	3,663
Operating profit	3,447	3,449	3,211	13,832
Other income, net	758	881	829	3,427
Share in associate's profit /(loss)	–	(1)	–	(1)
Profit before income taxes	4,205	4,329	4,040	17,258
Income tax expense	1,175	1,232	1,154	4,929
Net profit	3,030	3,097	2,886	12,329
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	572	286	572
Share premium, retained earnings and other components of equity	54,191	54,191	47,244	54,191
Earnings per share (par value 5/- each) (1)
Basic	13.26	13.55	12.63	53.94
Diluted	13.26	13.55	12.63	53.94
Total public shareholding (2)
Number of shares	160,06,77,720	80,65,15,515	38,98,49,697	80,65,15,515
Percentage of shareholding	69.69	70.23	67.89	70.23
Promoters and promoter group shareholding
Pledged / Encumbered
Number of shares	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–
Non-encumbered
Number of shares	30,04,31,272	15,02,15,636	9,15,08,078	15,02,15,636
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	13.08	13.08	15.94	13.08

(1)	Adjusted for bonus issues
(2)	Total public shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by the founders and American Depository Receipt Holders and as at June 30, 2015 and March 31, 2015, also excludes treasury shares.

1.	The audited consolidated financial statements for the quarter ended June 30, 2015 have been taken on record by the Board of Directors at its meeting held on July 21, 2015. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

2.	Changes to the Board

a)	Effective June 5, 2015, K. V. Kamath stepped down from his position as Chairman of the Board and as an Independent Director of the Company. The Board placed on record its deep sense of appreciation for the services rendered by him, during his tenure.
b)	On June 5, 2015, the Board appointed R. Seshasayee as Non-Executive Chairman of the Board with immediate effect.
c)	The Board of Directors at its meeting held on June 22, 2015 appointed A.G.S Manikantha as the Company Secretary.
d)	Effective July 21, 2015, Roopa Kudva has been appointed as the chairperson of the Audit Committee.

3.	Investments - Current and proposed

a)	On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., U.S., d.b.a Skava (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients, and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was carried out by entering into a share purchase agreement for a cash consideration of 578 crore and a contingent consideration of up to 128 crore, the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of three years ending on December 31, 2017.
b)	On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EgdeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services, subject to securing the requisite approval from shareholders through postal ballot. Subsequently, on June 4, 2015, the shareholders have authorized the execution of a Business Transfer Agreement and related documents with EdgeVerve, with effect from August 1, 2015 or any other date as may be decided by the Board. The Company has undertaken a valuation by an independent valuer and accordingly, the business will be transferred for a consideration of up to 3,400 crore and up to 220 crore for Finacle and Edge Services, respectively. The transfer of assets and liabilities between entities under common control will be accounted for at carrying values and will not have any impact on the consolidated financial statements.
c)	On June 22, 2015, the shareholders at the Annual General Meeting, approved to enter into a contract to purchase, lease, transfer, assign or otherwise acquire the healthcare business, including the rights and properties relating thereto, from Infosys Public Services Inc. (IPS), a wholly-owned subsidiary of the Company. This is for an estimated consideration of up to 625 crore approximately to be discharged in a manner and on such terms and conditions as may be mutually agreed upon between the Board of Directors of the company and IPS with effect from a date decided by the Board.

4.	Bonus Issue
The Company has allotted 114,84,72,332 fully-paid-up shares of face value of 5/- each during the quarter ended June 30, 2015, pursuant to the bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Units granted under the RSU plan have been adjusted for bonus shares. The earnings per share have been adjusted for previous periods presented in accordance with IAS 33, Earnings per share.

5.	Information on dividends for the quarter ended June 30, 2015

(in )

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Dividend per share (par value 5/- each)
Interim dividend (1)	–	–	–	30.00
Final dividend (2)	–	29.50	–	29.50

(1)	Not adjusted for bonus issues on December 3, 2014 and June 17, 2015
(2)	Not adjusted for bonus issue on June 17, 2015

The final dividend of 29.50/- per equity share (not adjusted for bonus issue on June 17, 2015) for fiscal 2015 was approved by the shareholders at the Annual General Meeting of the Company held on June 22, 2015 and the same was paid on June 23, 2015.

6.	Other information (Consolidated – Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Staff costs	8,053	7,319	7,355	29,742
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest income on deposits and certificates of deposit	657	696	614	2,631
Income from available-for-sale financial assets	49	51	79	261
Miscellaneous income, net	77	19	7	60
Gains/(losses) on foreign currency	(25)	115	129	475
Total	758	881	829	3,427

7. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Revenues	12,738	11,926	11,319	47,300
Profit before exceptional item and tax	3,993	4,170	3,795	16,386
Profit on transfer of business (1)	–	–	–	412
Profit before tax	3,993	4,170	3,795	16,798
Profit for the period	2,897	3,024	2,720	12,164

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.

(1)	Exceptional item pertains to profit on transfer of business to EdgeVerve, a wholly-owned subsidiary.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2015

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non-receipt of dividend / Annual Report	–	106	106	–

9.	Segment reporting (IFRS Consolidated – Audited)

(in crore)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Revenue by business segment
Financial Services (FS)	3,882	3,628	3,492	14,394
Manufacturing (MFG)	3,332	3,099	2,883	12,140
Energy & utilities, Communication and Services (ECS)	2,627	2,439	2,401	10,057
Retail, Consumer packaged goods and Logistics (RCL)	2,342	2,220	2,192	8,869
Life Sciences, Healthcare and Insurance (HILIFE)	1,944	1,764	1,589	6,881
All other segments	227	261	213	978
Total	14,354	13,411	12,770	53,319
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	14,354	13,411	12,770	53,319
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,073	1,096	999	4,262
Manufacturing (MFG)	785	751	714	3,025
Energy & utilities, Communication and Services (ECS)	783	699	726	3,049
Retail, Consumer packaged goods and Logistics (RCL)	645	668	659	2,679
Life Sciences, Healthcare and Insurance (HILIFE)	494	481	401	1,865
All other segments	(19)	37	(58)	21
Total	3,761	3,732	3,441	14,901
Less: Other unallocable expenditure	314	283	230	1,069
Add: Unallocable other income	758	881	829	3,427
Add: Share in associate's profit / (loss)	–	(1)	–	(1)
Profit before tax and non-controlling interests	4,205	4,329	4,040	17,258

Notes on segment information

Business segments

Effective April 1, 2015, the Company reorganized its segments to support its objective of delivery innovation. This structure will help deliver services that will reflect the way technology is consumed in layers by the client’s enterprise. Consequent to the internal reorganization, Growth Markets (GMU), comprising enterprises in APAC (Asia Pacific) and Africa, have been subsumed across the other verticals, Insurance is part of HILIFE, and businesses in India, Japan and China (‘All other segments’) are run as standalone regional business units. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board for Infosys Limited

Bangalore, India July 21, 2015	Dr. Vishal Sikka Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the three months ended June 30, 2015, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2015	2015	2014	2015
Revenues	2,256	2,159	2,133	8,711
Cost of sales	1,434	1,317	1,344	5,374
Gross profit	822	842	789	3,337
Net profit	476	498	482	2,013
Earnings per equity share
Basic	0.21	0.22	0.21	0.88
Diluted	0.21	0.22	0.21	0.88
Total assets	10,587	10,615	9,625	10,615
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,537	4,999	4,728	4,999

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is July 21, 2015, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.